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                             November 23, 2021

       J. Douglas Smith
       Chief Financial Officer
       Valor Latitude Acquisition Corp.
       PO Box 309, Ugland House
       Grand Cayman KY 1-1104
       Cayman Islands

                                                        Re: Valor Latitude
Acquisition Corp.
                                                            Form 8-K Filed on
November 23, 2021
                                                            File No. 001-40322

       Dear Mr. Smith:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K Filed on November 23, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Combined Interim Review

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in
the absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to Item
4.02(a)(3).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 J. Douglas Smith
Valor Latitude Acquisition Corp.
November 23, 2021
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have any questions.



FirstName LastNameJ. Douglas Smith                      Sincerely,
Comapany NameValor Latitude Acquisition Corp.
                                                        Division of Corporation
Finance
November 23, 2021 Page 2                                Office of Real Estate &
Construction
FirstName LastName